UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 10, 2020

GORES METROPOULOS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-38791	83-1804317
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

9800 Wilshire Blvd. Beverly Hills, CA	90212
(Address of principal executive offices)	(Zip Code)

(310) 209-3010

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Class A Common Stock	GMHI	Nasdaq Capital Market
Warrants	GMHIW	Nasdaq Capital Market
Units	GMHIU	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

On November 10, 2020, Luminar Technologies, Inc. (“Luminar”) updated information regarding the proposed business combination contemplated by that certain Agreement and Plan of Merger (the “Merger Agreement”), between Gores Metropoulos, Inc. (Nasdaq: GMHI, GMHIU and GMHIW) (the “Company”), a special purpose acquisition company sponsored by an affiliate of The Gores Group, LLC, Luminar and certain other signatories thereto, in an investor presentation (the “Presentation”). Luminar intends to use the Presentation at several previously announced investor conferences. A copy of the Presentation is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Additionally, on November 10, 2020, the Company issued a press release highlighting a number of major business updates and milestones with respect to Luminar. A copy of the press release is attached hereto as Exhibit 99.2 and incorporated by reference herein.

Additional Information about the Transactions and Where to Find It

The Company has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) and has mailed the definitive proxy statement/consent solicitation statement/prospectus contained therein and other relevant documents to its stockholders. The Registration Statement is now effective. The Registration Statement, including the proxy statement/consent solicitation statement/prospectus contained therein, contains important information about the proposed transactions contemplated by the Merger Agreement and the other matters to be voted upon at a meeting of the Company’s stockholders to be held to approve the proposed transactions contemplated by the Merger Agreement and other matters (the “Special Meeting”) and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Company stockholders and other interested persons are advised to read the Registration Statement and the proxy statement/consent solicitation statement/prospectus, as well as any amendments or supplements thereto, because they contain important information about the proposed transactions. The definitive proxy statement/consent solicitation statement/prospectus has been mailed to Company stockholders as of October 14, 2020, the record date established for voting by the Company stockholders on the proposed transactions contemplated by the Merger Agreement and the other matters to be voted upon at the Special Meeting. Company stockholders will also be able to obtain copies of the definitive proxy statement/consent solicitation statement/prospectus, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Gores Metropoulos, Inc., 9800 Wilshire Boulevard, Beverly Hills, CA 90212, attention: Jennifer Kwon Chou (email: jchou@gores.com).

Participants in Solicitation

The Company, Luminar and their respective directors and officers may be deemed participants in the solicitation of proxies of Company stockholders in connection with the proposed transactions. Company stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of the Company in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 13, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Company stockholders in connection with the proposed transactions contemplated by the Merger Agreement and other matters to be voted upon at the Special Meeting is set forth in the definitive proxy statement/consent solicitation statement/prospectus for the proposed transactions. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transactions is included in the Registration Statement.

Forward Looking Statements

This communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning the Company’s or Luminar’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether this transaction will generate returns for stockholders. These forward-looking statements are based on the Company’s or Luminar’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s or Luminar’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and the proposed transactions contemplated thereby; (b) the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain approval of the stockholders of the Company or other conditions to closing in the Merger Agreement; (c) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the Merger Agreement; (d) the risk that the proposed transactions disrupt current plans and operations of Luminar or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (e) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (f) costs related to the proposed transactions; (g) changes in applicable laws or regulations; (h) the possibility that Luminar may be adversely affected by other economic, business and/or competitive factors; and (i) other risks and uncertainties indicated from time to time in the final prospectus of the Company, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by the Company. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Forward-looking statements included in this communication speak only as of the date of this communication. Except as required by law, neither the Company nor Luminar undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release. Additional risks and uncertainties are identified and discussed in the Company’s reports filed with the SEC and available at the SEC’s website at www.sec.gov.

Disclaimer

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Exhibit

99.1	Investor presentation dated November 10, 2020.

99.2	Press release dated November 10, 2020.

104	The cover page of the Current Report on Form 8-K, formatted in Inline XBRL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Gores Metropoulos, Inc.

Date: November 10, 2020	By:	/s/ Andrew McBride
	Name:	Andrew McBride
	Title:	Chief Financial Officer and Secretary

NOVEMBER 2020 LUMINAR BUSINESS OVERVIEW © 2020 Luminar Technologies, Inc. All Rights Reserved Exhibit 99.1

DISCLAIMER No Representations and Warranties This presentation of Gores Metropoulos, Inc. (“Gores”) and Luminar Technologies, Inc (“Luminar” or the “Company”) is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any equity, debt or other financial instruments of Luminar or Gores or any of their respective affiliates’ securities (as such term is defined under U.S. federal securities laws). This presentation has been prepared to assist interested parties in making their own evaluation with respect to the proposed business combination and for no other purpose. Luminar and Gores assume no obligation to update or keep current the information contained in this presentation, to remove any outdated information or to expressly mark it as being outdated. No securities commission or securities regulatory authority or other regulatory body or authority in the United States or any other jurisdiction has in any way passed upon the merits of, or the accuracy and adequacy of, this presentation. You should not construe the contents of this presentation as legal, accounting, business or tax advice and you should consult your own professional advisors as to the legal, accounting, business, tax, financial and other matters contained herein. No representation or warranty, express or implied, is or will be given by Gores nor Luminar nor any of their respective affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information in this presentation (including as to the accuracy or reasonableness of statements, estimates, targets, projections, assumptions or judgments) or any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of a possible transaction. Accordingly, none of Gores and Luminar or any of their respective affiliates, directors, officers, employees, or advisers or any other person shall be liable for any direct, indirect, or consequential loss or damages suffered by any person as a result of relying on any statement in or omission from this presentation and any such liability is expressly disclaimed. Certain information contained herein has been derived from sources prepared by third parties. While such information is believed to be reliable for the purposes used herein, none of Gores’, Luminar’s, their respective affiliates, nor Gores’, Luminar’s or their respective affiliates' directors, officers, employees, members, partners, stockholders, or agents makes any representation or warranty with respect to the accuracy of such information. This presentation is not an expression of Gores’ interest in Luminar and does not constitute an offer or agreement to acquire Luminar; it being understood that the terms of any such acquisition would be set forth in definitive documents in form and substance satisfactory to the parties and executed by them. Forward-Looking Statements This presentation includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “future,” “growth,” “opportunity,” “well-positioned,” "forecast," "intend," "seek," "target," “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include, but are not limited to, projected financial information, statements regarding estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share and statements regarding the proposed relationship between Luminar and Volvo and the implications of those arrangements and related agreements on Luminar’s business and results of operations. Such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Gores, Luminar or the combined company after completion of any proposed business combination are based on current expectations that are subject to risks and uncertainties. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of Gores’ and Luminar's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; costs related to the proposed business combination; changes in applicable laws or regulations; the inability to successfully retain or recruit officers, key employees or directors following the proposed business combination; effects of Gores' public securities' liquidity and trading; the market's reaction to the proposed business combination; the lack of a market for Gores' securities; Gores' and Luminar's financial performance following the proposed business combination; the possibility that Luminar or Gores may be adversely affected by other economic, business, and/or competitive factors, including the level of demand and financial performance of the autonomous vehicle industry and market adoption of lidar; the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the proposed business combination or the expected benefits of the proposed business combination; the risk that the approval of the stockholders of Gores or Luminar is not obtained; risks related to Luminar's relationship with Volvo, and the related timing of production schedules and other key milestones; the amount of redemption requests made by Gores’ public stockholders; the inability of Luminar to adequately protect or enforce its intellectual property rights or prevent unauthorized parties from copying or reverse engineering its solutions which efforts to protect and enforce Luminar’s intellectual property rights and prevent third parties from violating its rights may be costly; any legal and/or regulatory proceedings and commercial or contractual disputes in which Luminar may become involved, which could have an adverse effect on its profitability; changes in the price of key materials and disruptions in supply chains for these materials; the impact of the global COVID-19 pandemic; and other risks and uncertainties indicated from time to time in the final prospectus of Gores filed on February 1, 2019, Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, and the registration statement on Form S-4/A containing a proxy statement/consent solicitation statement/prospectus filed with the Securities and Exchange Commission (the "SEC") by Gores on October 23, 2020 , in each case, under “Risk Factors,”, and other documents filed or to be filed with the SEC by Gores. There may be additional risks that neither Gores nor Luminar presently know or that Gores and Luminar currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You are cautioned not to place undue reliance upon any forward-looking statements, including the projections, which speak only as of the date made. Neither Gores nor Luminar undertake any commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, forward-looking statements, including any projections or analysis, should not be viewed as factual and should not be relied upon as an accurate prediction of future results. The forward-looking statements contained in this presentation are based on our current expectations and beliefs concerning future developments and their potential effects on Gores and Luminar. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control), or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.

DISCLAIMER Use of Projections This presentation contains financial forecasts with respect to certain financial measurements of Luminar, including, but not limited to Luminar’s projected Revenue, Free Cash Flow and Adjusted EBITDA for Luminar’s fiscal years 2020 through 2025. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. Neither Gores’ independent auditors, nor the independent registered public accounting firm of Luminar, audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation. These projections should not be relied upon as being necessarily indicative of future results. Neither Gores nor Luminar undertakes any commitment to update or revise the projections, whether as a result of new information, future events or otherwise. In this presentation, certain of the above-mentioned projected information has been repeated (in each case, with an indication that the information is an estimate and is subject to the qualifications presented herein), for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements” paragraph above. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Gores or Luminar or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Industry and Market Data In this presentation, Gores and Luminar rely on and refer to information and statistics regarding the sectors in which Luminar competes and other industry data. Gores and Luminar obtained this information and statistics from third-party sources, including reports by market research firms. Although Gores and Luminar believe these sources are reliable, they have not independently verified the information and do not guarantee its accuracy and completeness. Gores and Luminar have supplemented this information where necessary with information from discussions with Luminar customers and Luminar’s own internal estimates, taking into account publicly available information about other industry participants and Luminar’s management’s best view as to information that is not publicly available. Use of Non-GAAP Financial Measures The financial information and data contained in this presentation is unaudited and does not conform to Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement/prospectus to be filed by Gores with the SEC. This presentation includes non-GAAP financial measures, including earnings before interest, taxes, depreciation and amortization (“EBITDA”) and Free Cash Flow (“FCF”). Free Cash Flow is defined as EBITDA less capital expenditures (including patent acquisitions) less changes in net working capital less net interest expense less taxes (including the benefit of existing and future net operating losses). Gores and Luminar believe that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Luminar’s financial condition and results of operations. Luminar’s management uses these non-GAAP measures to compare Luminar’s performance to that of prior periods for trend analyses and for budgeting and planning purposes. These measures are used in monthly financial reports prepared for management and Luminar’s board of directors. Gores and Luminar believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends. Management of Luminar does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP measures is that they exclude significant expenses and income that are required by GAAP to be recorded in Luminar's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by Luminar’s management about which expenses and income are excluded or included in determining these non-GAAP measures. Other companies may calculate non-GAAP measures differently, and therefore the non-GAAP measures of Luminar included in this presentation may not be directly comparable to similarly titled measures of other companies. Additional Information about the Transactions and Where to Find It Gores has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) and has mailed the definitive proxy statement/consent solicitation statement/prospectus contained therein and other relevant documents to its stockholders. The Registration Statement is now effective. The Registration Statement, including the proxy statement/consent solicitation statement/prospectus contained therein, contains important information about the proposed transactions contemplated by the Merger Agreement and the other matters to be voted upon at a meeting of Gores’ stockholders to be held to approve the proposed transactions contemplated by the Merger Agreement and other matters (the “Special Meeting”) and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Gores stockholders and other interested persons are advised to read the Registration Statement and the proxy statement/consent solicitation statement/prospectus, as well as any amendments or supplements thereto, because they contain or will contain important information about the proposed transactions. The definitive proxy statement/consent solicitation statement/prospectus has been mailed to Gores stockholders as of October 14, 2020, the record date established for voting on the proposed transactions contemplated by the Merger Agreement and the other matters to be voted upon at the Special Meeting. Gores stockholders will also be able to obtain copies of the definitive proxy statement/consent solicitation statement/prospectus, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Gores Metropoulos, Inc., 9800 Wilshire Boulevard, Beverly Hills, CA 90212, attention: Jennifer Kwon Chou (email: jchou@gores.com). No Offer or Solicitation This presentation is for informational purposes only and shall not constitute an offer to sell, the solicitation of an offer to buy any securities or a solicitation of any vote in any jurisdiction pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Participants in the Solicitation Luminar and Gores and their respective directors and officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the proposed business combination. Gores stockholders and other interested persons may obtain, without charge, more detailed information regarding directors and officers of Gores in Gores Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 13, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Gores’ stockholders in connection with the proposed business combination will be included in the proxy statement/prospectus Gores has filed with the SEC. Trademarks and Trade Names Gores and Luminar own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this presentation is not intended in, and does not imply, a relationship with Gores or Luminar, or an endorsement or sponsorship by or of Gores or Luminar. Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Gores or Luminar will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor in these trademarks, service marks and trade names. Many statements and the case studies contained herein relate to (i) The Gores Group, LLC ("The Gores Group"), certain of its affiliated funds or Gores Holdings, Inc. ("Gores Holdings"), Gores Holdings II, Inc. ("Gores Holdings II") or Gores Holdings III, Inc. ("Gores Holdings III") or (ii) Dean Metropoulos or businesses affiliated with him or his affiliates. An investment in Gores Metropoulos, Inc. is not an investment in The Gores Group, its affiliated funds, Gores Holdings I, Gores Holdings II or Gores Holdings III or Dean Metropoulos or businesses affiliated with him or his affiliates. The historical results of The Gores Group, its affiliated funds, Gores Holdings I, Gores Holdings II or Gores Holdings III or Dean Metropoulos or businesses affiliated with him or his affiliates are not necessarily indicative of the future performance of Gores Metropoulos, Inc.

MAJOR ACHIEVEMENTS SINCE AUGUST 2020 Commercial Daimler Truck Deal: Entered into strategic partnership with Daimler Truck to pursue a common goal of bringing series produced, highly automated trucks (SAE L4) to roads globally; Daimler Truck invested in Luminar at the same valuation as the SPAC Accelerating Production Programs: Now engaged with 50% more OEM programs for series production deals to be awarded over next 24 months (now 12, up from 8 in August; only 4 modeled in financial forecast) On-track for Powering Series Production Vehicles in 2022: Delivered key milestone of Iris B samples; shipped to lead series production partner Volvo and live on vehicles Key Supplier Agreements: Now have definitive and exclusive supply agreements for all core lidar components (laser, receiver, ASIC); consistent with <$100 BoM target in volume Execution Confirming and Increasing Orderbook Outlook: New trucking agreements and higher volume outlook from existing production programs since August increases 2020YE order backlog 30% from ~$1 billion to ~$1.3 billion Further Confidence in Forecast: Substantially increased business engagements, increases in customer volume outlook, and new agreements result in proof points and greater confidence in financial forecast relative to August Financial

THE LUMINAR TEAM Founded Luminar in 2012 at the age of 16. Was an independent researcher at the Beckman Laser Institute In 2013, awarded the prestigious Thiel Fellowship & dropped out of Stanford to focus on Luminar full-time By 2018, named to Forbes 30 under 30 and MIT 35 under 35 Spent 17 years at Goldman Sachs across various sectors including ECM and M&A before being appointed Global Head of Automotive Subsequently moved to Jefferies as Co-Head of Industrials and Global Head of Auto Investment Banking B.S. in Mathematics and Engineering Austin Russell, Founder & CEO Tom Fennimore, CFO Christoph Schroeder, PhD Software Autonomous Industry Leader VP Autonomy @ Mercedes Volume HW Development Expert VP of Engineering @ Motorola Jason Wojack Engineering Optics Industry Executive Ocean Optics CTO Jason Eichenholz, PhD CTO & Co-Founder Chief Counsel @ NHTSA Anthony Cooke Acting General Counsel Aaron Jefferson Product Auto / ADAS Product Leader VP Product Strategy @ ZF Optics Industry Executive 4-time Startup CEO / COO Scott Faris Chief Business Officer Alec Gores, Sponsor, Incoming Director Founder, Chairman and Chief Executive Officer of The Gores Group 35+ years of experience as an entrepreneur, operator and private equity investor Has invested in 100+ portfolio companies through varying macroeconomic environments Raised six SPACs to date (totaling $2.5+ billion before PIPE commitments) Auto / ADAS Biz Dev Leader VP ADAS & Global Safety @ ZF Marc Losiewicz Business Development AV Industry Comms Leader VP, LaunchSquad Nicole Phelan Marcom & Chief of Staff Industrial Supply Chain Leader VP, Manufacturing @ Magic Leap Lonnie Bernardoni Supply Chain & Mfg

COMPANY OVERVIEW

ESTABLISHED FOUNDATION FOR RAPID GROWTH

Product

- Proof of Concept
- First Point Cloud
- Produced First Fully Custom Chip
- Emerged from Stealth; Public Unveiling of lidar
- Launched lidar for Test & Dev Fleets
- Introduced Iris for Series Production
- Launched Hydra Perception Stack

2012/2013	2014/2015	2016	2017	2018	2019	2020

Business

- Founded by Austin Russell
- Acquired Open Photonics
- Acquired Black Forest Engineering
- Toyota Research Partnership Revealed
- Expanded Advanced Manufacturing, Accelerated SW Dev
- First Series Production Win
- Daimler Trucks Partnership

PARTNERSHIPS

4 in 2017

50 in 2020

SELECT INVESTORS

Van Tuyl Companies
Peter Thiel
Crescent Cove Advisors
Volvo
Nick & Jill Woodman
Daimler
Moore Strategic Ventures, LLC
1517
G2VP
Corning
Canvas Ventures
The Westly Group
Cornes

350+ TEAM ACROSS A GLOBAL FOOTPRINT



PALO ALTO, CA
Operations, Software

ORLANDO, FL
Hardware Engineering, R&D, Manufacturing

COLORADO SPRINGS, CO
Chip Design

WASHINGTON, DC
Government Affairs

DETROIT, MI
BD, Program Support

GERMANY
Autonomy Software, Customer Integration

SWEDEN
Business Development, Program Support

ISRAEL
Business Development, Program Support

JAPAN
Business Development, Program Support

7

INVESTMENT HIGHLIGHTS OUR VISION IS TO MAKE AUTONOMOUS TRANSPORTATION SAFE AND UBIQUITOUS Large and Rapidly Growing TAM(1) <$5B today, projected to grow to >$150B in 2030E Near-term focus on passenger and commercial vehicle autonomy on highways + ADAS applications Breakthrough Technology Built From Scratch Differentiated lidar architecture and component-level innovation built from the chip-level up 96 patents issued/allowed + 77 applications pending(2) Scaling the World’s First Auto-Grade Autonomous Technology Only lidar meeting OEM specs to safely enable highway autonomy for series production Robust scalable architecture designed for passenger and commercial production vehicles Deeply Integrated Hardware/Software Solution Proprietary software purpose built to unlock full Luminar lidar capabilities Jointly building full-stack highway autonomy and proactive safety products Awarded Industry’s First Series Production Contract for Autonomy by Volvo Luminar hardware and software powering Volvo’s next-gen consumer vehicle platform, starting in 2022E 50 OEM and other commercial/strategic partners, including 7 of the of world’s top 10 automakers Strategic Partnership with Daimler Truck to Bring Autonomy to Series Production To align interests and strengthen the partnership, Daimler Truck has acquired a minority stake in Luminar Partnering with significant majority of self-driving truck start-ups and traditional truck OEMs Compelling Growth, Margin, and Cash Flow Profile Robust customer base and visibility to series production enables rapid expansion of backlog High shareholder return potential from scalability, integrated HW + SW products and low capital intensity Deep Bench of Industry Leaders Visionary leadership with track record of innovation and execution in the auto industry 1 Includes lidar plus AV and ADAS software; Source: Luminar estimates incorporating data from IHS Markit, LMC Automotive, Company Filings, and Wall Street equity research. 2 Source: United States Patent and Trademark Office. Data as of 11/9/20.

INTEGRATED AUTONOMOUS & SAFETY SOLUTION The world’s first autonomous solution for series production Only commercially viable long-range lidar for automotive applications Proprietary software purpose built to unlock full lidar capabilities Developing turn-key highway autonomy and proactive safety solutions for passenger vehicles and trucks PERCEPTION SOFTWARE DECISION MAKING AND PATH PLANNING SOFTWARE IRIS Detection & Classification Object Tracking LIDAR ACROSS ALL VERTICALS PASSENGER VEHICLE 1-3 lidar configuration TRUCKING 1-3 lidar configuration ROBO-TAXI 4 lidar configuration

ENABLING AUTONOMY AND ENHANCING ADAS

ADAS[1]

Human Supervision Required

L0

ACTIVE SAFETY

Basic Automatic Emergency Braking (AEB), Blind Spot Detection

Most OEMs

L1/2

DRIVER ASSIST

Adaptive Cruise Control + Lane Keep Assist, simultaneously

TESLA

MADE POSSIBLE WITH CAMERAS AND RADAR, **ENHANCED** BY **LUMINAR**

AUTONOMOUS DRIVING

No Human Supervision

L3/4

HIGHWAY AUTONOMY

Driver-out-of-the-loop autonomy on highways

VOLVO

DAIMLER

Daimler Truck

L4/5

URBAN/FULL AUTONOMY

Full autonomy on urban, suburban, and highway environments

WAYMO

ENABLED BY LONG-RANGE, HIGH-PERFORMANCE **LUMINAR LIDAR**

Safety[2]

1.35 Million	50 Million	~95%
deaths per year	injuries per year	from human error

Time / Value[3]

52 minutes	~$800 Billion
average time Americans spend commuting per day	US trucking revenue

Value[4]

~3x Improvement
in cost per mile

Source: SAE J3016™: Taxonomy and Definitions for Terms Related to On-Road Motor Vehicle Automated Driving Systems.
[1] Advanced Driver-Assistance Systems.
[2] Source: World Health Organization, National Highway Traffic Safety Administration, US Census Bureau.
[3] Source: US Census Bureau, American Trucking Associations.
[4] Source: Wall Street research.

10

LUMINAR ENABLES AUTONOMY AND ENHANCES ADAS

ADAS[1]

Human Supervision Required

L0

Basic Automatic Emergency Braking (AEB), Blind Spot Detection

L1/2

Adaptive Cruise Control + Lane Keep Assist, simultaneously

LUMINAR

PROACTIVE SAFETY

MADE POSSIBLE WITH CAMERAS AND RADAR, **ENHANCED** BY **LUMINAR**

Safety Value Add

- Substantially Improved AEB
- Also enables Automatic Emergency Steering
- Insurance Opportunity
- Reliable ACC
- Reliable Lane Keep Assist

AUTONOMOUS DRIVING

No Human Supervision

L3/4

Driver-out-of-the-loop autonomy on highways

L4/5

Full autonomy on urban, suburban, and highway environments

LUMINAR

HIGHWAY AUTONOMY

ENABLED BY LONG-RANGE, HIGH-PERFORMANCE **LUMINAR LIDAR**

Enabling Autonomy

- Eyes-off functionality gives time back to the driver
- Improved safety with small object detection, free space
- Increased availability in low light and inclement weather
- Long range, high speed performance

11

THE ROLE OF SENSORS IN AUTONOMY Resolution & Range Precise (3D) Location Performance in Weather Color (RBG) Camera Radar Traditional Lidar Luminar Lidar Note: Oct. 2019, Automated Emergency Braking with pedestrian detection, American Automobile Association, Inc. Neither camera nor camera fused with radar offer high confidence 3D perception. Lack of confidence leads to: Limited and inconsistent safety performance The requirement for human supervision High resolution, long range lidar sensing adds the detection, classification, and range measurement confidence to unlock highway autonomy and reliable and consistent safety functionality

DIFFERENTIATED FOCUS ON LARGEST TAM SEGMENT OF LIDAR MARKET

LUMINAR

LIDAR MARKET AND TAM SEGMENTATION (2030E)



High Speed / Long Range
Low Speed / Short Range
Low Volume
High Volume
Applicable to Luminar Only
Applicable to Luminar & Several Other Lidar Companies
Highway Autonomy (& Proactive Safety)
$60B
Commercial Trucking
$120B
Consumer Vehicle
Robo-taxi
$15B
Adjacent Markets (1)
$17B
Legacy ADAS (2)
$15B

13

Source: Luminar estimates incorporating data from IABI Research, IDTechEx, IHS Markit, LMC Automotive, SESAR, Company Filings and Wall Street equity research.
(1) Includes defense, delivery bots/drones, construction, mining, agriculture, warehouse and other off-road vehicles. (2)Based on projected L1 light vehicle volumes.

LANDMARK AUTOMOTIVE PRODUCTION WIN WITH VOLVO 2022E START OF PRODUCTION Volvo, a global leader in automotive safety, is setting new safety and technology standards by partnering with Luminar to enable its first fully self-driving technology for highways in next-generation production vehicles Leveraging Luminar’s hardware and software for series production also paves the way for future active safety developments Flagship customer de-risks industrialization, enables economies of scale, and accelerates widespread adoption POWER OF DATA INDUSTRIALIZATION Collecting data for continuous software improvement Over-the-air updates enable performance capability and safety upgrades over time Completed Volvo’s comprehensive RFQ audits Validates technology and de-risks industrialization Enables economies of scale required for enhanced unit economics Auto qualification accelerates transition of OEM partners to series production across the industry

LANDMARK TRUCKING PARTNERSHIP ANNOUCNED DAIMLER TRUCKS “ Luminar has pioneered a critical enabling technology for bringing automated vehicles to the road, and we’re excited to work closely with them to drive this technology forward. Their company has proven visionary in its focus and unique ability to enable long-range sensing and high-speed driving on the highway. Our common goal is to enable safe deployment of highly automated trucks and shape the future of the trucking and logistics industry at large.” - Dr. Peter Vaughan Schmidt Head of Autonomous Technology Group at Daimler Trucks Pursuing a common goal of bringing series-produced highly automated (L-4) trucks to roads globally Leveraging same Luminar Hardware and Software as passenger vehicles for highway autonomy 40% Market Share of North American Class 8 Truck Market Dramatic improvements in efficiency, safety, utilization, hours of service and operating expenses Daimler Trucks acquired a minority stake in Luminar Opportunity to reduce annual insurance premiums and relatively unfavorable insurance loss ratios TRUCK MARKET VALUE PROPOSITION

PROPRIETARY TECH ENABLING INDUSTRY-LEADING PERFORMANCE

BREAKTHROUGH INNOVATIONS

Receiver

Ultra high efficiency, low-cost architecture

Emitter

Proprietary hybridized low-cost 1550nm laser

Scanner

Dynamic scanning with low-mass, auto-grade mirrors

Processor

4th major generation Luminar ASICs, designed from scratch in-house

PROPRIETARY ARCHITECTURE


Luminar Lidar Architecture
InGaAs Receiver & ASIC (2x)
1550nm Laser
Dual-Axis Scanner


Traditional Lidar Architecture (Spinning Turret)
Silicon Receivers
905nm Lasers

16

INDUSTRY-LEADING PERFORMANCE UNLOCKING SAFE AUTONOMY RANGE Meters, 5% Reflectivity (Dark Objects) MAX RESOLUTION Point Density (on Horizon): Pixels/Degree² INDUSTRY-LEADING PERFORMANCE Note: All data sourced from company spec sheets & physics. OEM requirement based on Luminar's assessment of OEM RFIs. Delivering the range and resolution performance expected to safely unlock hands-off and eyes-off highway driving Luminar technology detects dark objects up to 250m away, providing 7 seconds of reaction time while traveling at 65 miles per hour Next best resolution to reliably detect dark objects only has a range of 45m, providing only 1 second of reaction time SAFETY AT HIGH SPEEDS Legacy Range - Resolution Trade-off

AUTOMOTIVE LIDAR REQUIREMENTS Eye Safety Cost Auto-Grade Reliability Scalable Architecture Assembly Time Supply Chain Security Exportability Range Fidelity Frame Rate Field of View Weather Agnostic Limited Interference Resolution

OEM Spec Requirement(1) (For Autonomy) Company A (Product 1) Company A (Product 2) Company B Company C Company D Product Stage Range Performance (@5% Reflectivity) Max Resolution (pts/deg² @10Hz) Field of View Performance in Poor Weather Interference (Sunlight, lidar) Auto-Grade Cost Commercial Perception Software Production Series Production Ready Test Vehicles (Robo-taxi) Delayed Series Production (ADAS) Series Production (ADAS) Test Vehicles (Robo-taxi) Test Vehicles (Robo-taxi) > 200m > 250m 70m 120m / 35m (Configurable) 35m 140m 22m > 200 > 300 45 25 / 100 (Configurable) 3 30 3 >100° x 30° 120° x 30° 360° x 40° 115° x 25° 145° x 3° 360° x 40° 360° x 30° > 200m in Rain & Snow Yes No No No No No Auto Grade Capable Yes No Undemonstrated Yes No No None None Partially Blinded Partially Blinded Partially Blinded Partially Blinded Partially Blinded Low BoM & Assembly Cost 1 Laser, 2 Receivers 128 Lasers, 128 Receivers 6 Lasers, 6 Receivers 4 Lasers, 4 Receivers 64 Lasers, 64 Receivers 16 Lasers, 16 Receivers Yes Yes No Basic Functions Only Yes No No ONLY LIDAR MEETING ALL KEY OEM REQUIREMENTS FOR AUTONOMY Other lidar Companies Note: All data sourced from company spec sheets & physics. 1 Based on Luminar's assessment of OEM RFIs.

EDGE CASES Highway Ball in road View the presentation at www.luminartech.com/investors to watch videos

INCLEMENT WEATHER PERFORMANCE Cross Traffic 191m Guard Rail Rain Snow Fog

MAINTAINING AND ACCELERATING COMPETITIVE ADVANTAGE Source: United States Patent and Trademark Office and Luminar data. Data as of 11/9/20. R&D AND BUSINESS STRATEGY Issued Pending 4 Allowed COMPREHENSIVE IP STRATEGY LEADING LIDAR PATENT PORTFOLIO Company A Company B Company C Company D Third Party IP Exclusivity Trade Secrets Patent Portfolio Confidentiality Agreements Supply Chain Exclusivity Proprietary Software Specialized Team Commercial Partner Wins 96 Issued / Allowed Patents SYSTEM SOFTWARE SCANNER RECEIVER EMITTER

AUTONOMOUS VEHICLE LANDSCAPE Source: Company filings, press releases, Pitchbook, Financial Times (Waymo) PASSENGER VEHICLES (Consumer application, highway focus) ROBOTAXI (Ridesharing application, urban focus) VALUATION ($M) $2,900 (Aug-20) Luminar is the only company capable of powering passenger vehicle highway autonomy $5,000 $2,500 $30,000 $15,000 $19,000 (May-19) $30,000 (Mar-20) $7,250 (April-19) $4,000 (Sep-19) $5,300 (Nov-20) $593 (Jul-20) $1,500 (Jun-20) $3,020 (Feb-19) NA $7,250 (Jul-19) NA

DATA STRATEGY FOR SCALE

AV Robo-Taxi Data Strategy

One city at a time...
Billions have been invested in urban-focused self-driving, looking to tackle the most difficult autonomy domain.

Infrastructure and development fleet expansion is focused on one city at a time, which requires an extremely high investment and is not scalable for series production.



600
400
200
0
Waymo
Uber
Cruise
Argo
Aurora
# of vehicles (2020E)
Waymo
Argo
Cruise
Aurora
Uber

Fleet sizes from media reporting, public filings, investor presentations and general web articles

Luminar's Data Strategy

Leveraging Scale of Passenger Vehicles
Deploying global consumer and commercial highway autonomy with Luminar partners enables effective data collection for autonomy at unprecedented scale, further improving software safety and functionality over time.

By 2025E, up to

~1,000,000

Vehicles Collecting Data Globally
(cumulative)

LUMINAR

24

DELIVERING FULL STACK HIGHWAY AUTONOMY Luminar’s proprietary software is purpose-built to unlock its full lidar capabilities, delivering a turn-key solution that accelerates the ability for OEMs to deliver high-speed highway autonomy at commercial series production scale Perception Decision Making & Path Planning Smooth and safe maneuvers powered by confident perception Reliable detection and classification at long distances, provide more time at high highway speeds for planning and decision making Over-the-air (OTA) performance upgrades enabled by software Access to data accelerates software development and functionality Instant Velocity Semantic Segmentation Land & Road Tracking Object Detection & Classification Configurable Field Coverage FULL STACK HIGHWAY PRODUCT Lidar & OEMs

Understand the complete scene, in any environment SEMANTIC SEGMENTATION Assigns a “type” to each object in a scene: examples include driveable road, non-driveable space, lanes, etc Luminar value add: the unique ability to understand a complete scene in 3D in one single sensor DEEP DIVE: PERCEPTION SOFTWARE Detect and classify objects at long distance, in all lighting and weather conditions OBJECT DETECTION & CLASSIFICATION Detect objects in a scene, at a long distance, and classify those objects as vehicle, pedestrians, and cyclists Luminar value add: provides more time at high highway speeds for planning and decision making at night and in inclement weather/environments Track lane and road markings, identifying driveable and non-driveable space LANE & ROAD TRACKING Detects and classifies lane markings and road edges; classifies single, double, dotted and dashed lines; assigns objects a lane ID, even in the absence of lane markings Luminar value add: provides information for path planning and decision making; extends road and lane capture beyond the ability of headlights, a failsafe operation if headlights are not functioning properly To deliver highway automation and proactive safety, a vehicle needs to:

POWERING HIGHWAY AUTONOMY AND PROACTIVE SAFETY HIGHWAY AUTONOMY ADAS enhanced by Luminar provides higher confidence detection, faster and farther than camera and radar, enabling proactive collision avoidance at all speeds Luminar enables automakers to provide greater value to consumers and save lives Luminar’s full-stack solution accelerates the ability for OEMs to deliver high-speed highway autonomy at production scale With software updates over-the-air, performance upgrades can be provided, including the expansion of operational domains This is bolstered by our analysis and training from an ever-growing data lake that includes comprehensive representations of edge cases 7X Luminar proactive safety could decrease the current reported collision occurrence rates by up to (1) collision occurrence: child pedestrian The study of four sedans, including Tesla, pedestrian detection with Automatic Emergency Braking was tested at 20 mph resulted in the above 89% 60% collision occurrence: adult pedestrian collision occurrence: two adults roadside 80% In 2019, AAA warned that pedestrian detection systems don’t work when needed most Source: Oct. 2019, Automated Emergency Braking with pedestrian detection, American Automobile Association, Inc. 1 Based on relevant NCAP test scenarios and Luminar simulation. PROACTIVE SAFETY This presents an opportunity to subsidize and standardize Luminar products with OEMs through reduced insurance rates

AAA PEDESTRIAN DETECTION ADAS TESTING View the presentation at www.luminartech.com/investors to watch videos Source: https://newsroom.aaa.com/2019/10/aaa-warns-pedestrian-detection-systems-dont-work-when-needed-most/

PROACTIVE SAFETY ENABLES INSURANCE OPPORTUNITY Substantial safety improvement from Luminar’s Proactive Safety solution could cut cost of insurance to partially or fully subsidize product cost Potential to accelerate standardization of Luminar lidar and software across the industry This upside opportunity is not included in Luminar’s current financial forecast Allowing OEMs to own the entire vehicle life-cycle; streamlining the customer experience Collecting, supplying and analysing insurance-related data Unlocking attractive economics through subsidizing or standardizing Luminar products with OEMs Transparency in the total cost of car ownership Aligning insurance with the actual use and application Creating a partnership ecosystem comprised of current forward-looking insurance providers/new entrants $ =

PASSENGER VEHICLE TRUCKING ROBO-TAXI ADJACENT MARKETS 7 of Top 10 OEMs Most Major Programs Most Major Programs Diverse Cross-Section LUMINAR’S CURRENT & TARGET PARTNER ECOSYSTEM Target Ecosystem Construction/Mining Agriculture Smart City Aerospace/Defense 50 current commercial partners represent ~75% of target passenger vehicle, trucking and robo-taxi ecosystem Partners

PARTNERED WITH EVERY MAJOR AV TRUCKING PROGRAM Leveraging the same Luminar Highway Autonomy hardware/software products and economies of scale from passenger vehicles for long-haul commercial trucking

CURRENT PARTNER FUNNEL BY STAGE(1) VALIDATION ADVANCED DEVELOPMENT CONTRACT SERIES PRODUCTION PRODUCTION PARTNERSHIP 24 9 2 (Undisclosed) ROBUST PARTNER FUNNEL Luminar is working closely with its partner base to transition programs through the validation and advanced development stages towards series production following the win with Volvo Working with our partners to convert an additional 12 programs (up from 8 in August) to series production over next 24 months ROBUST PIPELINE Source: Luminar data. 1 Partner funnel excludes 14 adjacent market partners. 1

PRODUCT INDUSTRIALIZATION LUMINAR OUTSOURCED: PRODUCTION PHASE INSOURCED: DEVELOPMENT PHASE Engineering Development Rapid Prototyping Process Maturation Enabling Transfer Supplier & Line Qualification Ramp to Volume CM, Tier N Assembly and Test Process Development MEXICO Final sensor assembly THAILAND Key component manufacturing Leveraging global spend to efficiently scale, resource and reduce cost and risk Fixed Cost, Manage Change, Faster Cycle Time Co-Location with R&D, Closed-Loop Design Cycle and DFM Expertise, IP Protection, Optimization IN-HOUSE VALUE-ADD OUTSOURCE VALUE-ADD A Samples B Samples C, D Samples Series Production

IRIS – ANTICIPATED VOLUME PRODUCTION TIMELINE

BUILDING A GLOBAL ECOSYSTEM

- Internally developed manufacturing IP enables flexibility for scaling of production with multiple partners (i.e., CMs and/or Tier 1s)
- Leveraging global supply chain expertise to bring leading technology to market efficiently



2020
2021
2022
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
ENGINEERING
A Sample Builds
ADVANCED MANUFACTURING
Iris Pilot Line
B Sample Production
process transfer
LEAD CM
DFx, Supply Chain Development & Manufacturing Engineering
Tool-Up Sub-assembly PPAPS
C Sample Production
D Sample Production
Iris PPAP
Series Production

34

FINANCIAL OVERVIEW

FINANCIAL HIGHLIGHTS

COMMENTARY

- Revenue primarily driven by automotive series production programs, commencing in 2022E
- This can be broken down into three sources:
  - Base lidar hardware only
  - ADAS proactive safety solution (lidar HW + SW)
  - Highway autonomy solution (lidar HW + SW)
- Over 90% of 2025E revenue expected to be from existing partner base
  - Growth driven by development programs transitioning to series production programs or similar agreements
  - Three programs have made this leap with Luminar in 2020
  - Working with our partners to convert an additional 12 programs to series production over next 24 months (up from 8 in August). ~4 programs reflected in our model, forecasted on weighted probability of occurrence
- Opportunity to standardize Luminar's technology across an OEM partners' entire production base
- Increased forward looking order book by 30% for 2020YE from increased volume guidance from existing customers and new agreements

REVENUE ($M)



Hardware
Software
$15
$26
$35
$124
$418
$837
2020E
2021E
2022E
2023E
2024E
2025E

FORWARD LOOKING ORDER BOOK ($BN)[1]



$1.0
+30%
$1.3
2020YE (Aug 2020)
2020YE (Nov 2020)

[1] Revised from initial forecast in August 2020; Luminar estimate of forward-looking order book reflects cumulative projected future sales of hardware and software over the life of a program based upon Luminar's estimates of volumes and pricing.

36

FINANCIAL HIGHLIGHTS (CONT'D)

COMMENTARY

- Capital-light model with near-term commercialization
  - Focused on nearer-term business opportunities with OEMs to drive growth & economies of scale
  - Does not require billions for R&D and CapEx like other autonomous technology companies
- Scalable business model
  - Same HW and SW products across entire partner base
  - Contract manufacturing labor outsourced for series production
  - Gross margin rapidly increases as manufacturing & tooling overhead are amortized over production volumes, further enhanced with reduced BoM cost
  - Operating leverage from relatively fixed cost base and SG&A
- Exponential improvements in BoM from scale and VAVE
  - Core IRIS BoM estimated at <$500 / unit in series production
  - Exclusive supply agreements for all core components (laser, receiver, ASIC) in place to support <$100 BoM long-term target
  - Enables lower ASPs to drive greater unit volumes and widespread standardization
- Large strategic investments being made with new capital
  - Core business requires ~$250M to cash flow positive
  - Planning to invest an additional ~$150M to develop full-stack highway autonomy and proactive safety software

GROSS PROFIT ($M)



% Margin
22%
35%
51%
61%
64%
($7)
$6
$12
$63
$254
$531
2020E
2021E
2022E
2023E
2024E
2025E

EBITDA ($M)



% Margin
30%
44%
($61)
($90)
($88)
($51)
$126
$365
2020E
2021E
2022E
2023E
2024E
2025E

EBITDA LESS CAPEX ($M)



($67)
($116)
($121)
($91)
$109
$343
2020E
2021E
2022E
2023E
2024E
2025E

37

ILLUSTRATIVE PATH TO $2.5+ BILLION EBITDA

2030E TARGETS

~4%[1]
Target Vehicle Penetration Rate

50%+
EBITDA Margin Opportunity

~$60B
Target Forward-Looking Order Book

ILLUSTRATIVE OPPORTUNITY ($B)



~$5
$2.5+
Revenue
EBITDA

Source: Luminar data.
[1] Based on passenger and commercial vehicle, robo-taxi and adjacent market opportunities, including a subset of programs with multi-sensor configurations.

38

TRANSACTION OVERVIEW

TRANSACTION OVERVIEW 1 Existing Luminar shareholders to receive an earnout to vest over 6 share price hurdles (approximately 4.3M shares at each of the following share prices): $13.00, $16.00, $19.00, $22.00, $25.00, $28.00. 2 Assumes no redemptions by GM’s existing public shareholders and before impact of warrants and earnout. Pro forma ownership of 80% excludes Series X investment. Business combination between Luminar Technologies, Inc. (“Luminar”) and Gores Metropoulos, Inc. (Nasdaq: GMHI) (“Gores Metropoulos” or “GM”), a publicly-traded special purpose acquisition company $170 million financing directly into Luminar (the “Series X Financing”) which was fully committed at transaction signing (August 24, 2020) and funded immediately, anchored by top tier institutional investors including Alec Gores, Van Tuyl Companies, Peter Thiel, Volvo Cars Tech Fund, Crescent Cove, Moore Strategic Ventures, Nick & Jill Woodman and VectoIQ Proxy has been declared effective and the GM shareholder vote will be held on December 1, 2020 Closing expected shortly after GM shareholder meeting, following which GM will be renamed Luminar and listed on Nasdaq under the new ticker symbol “LAZR” TRANSACTION STRUCTURE(1) Fully diluted pro forma equity value of ~$3.4 billion (assuming $488 million in net cash at closing) Existing Luminar shareholders will roll the entirety of their existing equity holdings into the combined company and are expected to receive ~80% of the pro forma equity(2) VALUATION Funded by a combination of GM cash held in a trust account, and proceeds from the Series X Financing Transaction will result in $520 million of cash on the balance sheet to fund growth(2) CAPITAL STRUCTURE

PRO FORMA EQUITY OWNERSHIP

SOURCES ($M)

GM SPAC Cash in Trust[1]	$400
Series X Investment	$170
Seller Rollover[2]	$2,718
Total Sources	**$3,288**

USES ($M)

Seller Rollover[2]	$2,718
Proceeds to Luminar[1]	$520
Total Deal Expenses	$50
Total Uses	**$3,288**

PRO FORMA VALUATION

Share Price	$10.00
x PF FD Shares Outstanding (M)[3]	338.8
Market Cap ($M)	$3,388
Less: Net Cash ($M)[4]	$488
Enterprise Value ($M)	**$2,900**

PRO FORMA OWNERSHIP[2][3][5]



Series X Investors 5.0%
GM Sponsor 3.0%
GM Stockholders 11.8%
Seller Rollover 80.2%

[1] Assumes no Gores Metropoulos stockholder has exercised its redemption rights to receive cash from the trust account. This amount will be reduced by the amount of cash used to satisfy any redemptions.
[2] Excludes impact of aggregate exercise price associated with existing Luminar options and warrants.
[3] Based on fully diluted shares outstanding assuming net share settle of existing Luminar options and warrants at pro forma $10.00 share price.
[4] Assumes ~$32M net debt prior to Transaction and ~$520M of net proceeds to be added to Luminar's balance sheet.
[5] Assumes a nominal share price of $10.00. Ownership excludes impact of warrants and earn-out.

41

BUILDING THE FUTURE OF TRANSPORTATION © 2020 Luminar Technologies, Inc. All Rights Reserved

Exhibit 99.2

Luminar Increases Guidance; Accelerating Deals

New deals and increased volume lead to estimated $1.3B Order Book by year end,

up from $1B target

LOS ANGELES, CALIFORNIA — November 10, 2020 — Gores Metropoulos, Inc. (“Gores Metropoulos”) (Nasdaq: GMHI, GMHIU, GMHIW), a special purpose acquisition company, announced today that Luminar Technologies, Inc. (“Luminar”), the global leader in automotive lidar and software technology powering the introduction of highway autonomy, with which Gores Metropoulos has signed a definitive Merger Agreement, has announced a number of major business updates and milestones.

Luminar OEM Programs Accelerating to Production

•

Luminar’s partnership with the largest global truck OEM to pursue a common goal of bringing series produced, highly automated trucks (SAE L4) to roads globally accelerates Luminar’s leadership position in trucking autonomy; now partnered with nearly all major programs for long-haul highway automation

•	Luminar is engaged with 50% more OEM programs for series production deals to be awarded over next 24 months (now 12, up from 8 in August; only 4 modeled in financial forecast)

Deliverables Met, Cost-Down Curve Ahead of Forecast

•	Luminar executed exclusive supply agreements for all three of its key lidar components (receiver, ASIC, and laser), locking in an estimated sub $100 hardware cost in volume

•	Luminar is concluding a Contract Manufacturer selection process for series production of Iris; lead partner and factory selected in Mexico

•	Luminar is on-track for powering series production vehicles in 2022: delivered key milestone of Iris B-samples; shipped to its lead series production partner Volvo Cars and live on vehicles

Confirmed & Raised Financial Outlook

•	Luminar is increasing its target 2020 Order Book from $1 billion to approximately $1.3 billion, due to new OEM deals and increased existing customer volume outlook provided

Since announcing our deal with Gores Metropoulos just two and a half months ago, our full team has been intensely executing and substantially exceeding our projected annual milestones,” said Austin Russell, Founder and CEO of Luminar. “Our accelerating customer engagements and foray into owning the long-haul autonomous trucking market are paying off, reaffirming our unique ability to enable highway autonomy for both cars and trucks in series production. As we approach closing of our merger with major OEM deals in hand, we’ve now gained substantial long-term visibility as we continue our hyper-growth trajectory as a public company.”

Alec Gores, CEO of Gores Metropoulos, said, “Luminar has advanced leaps and bounds since announcing our pending merger in August. Luminar’s unparalleled technology and strong momentum is accelerating its command of the market for autonomous consumer vehicles and now autonomous trucks. We know this is only the beginning of even greater achievements to come.”

Luminar and Gores Metropoulos expect to close the proposed transaction in Q4 2020, as expected. Upon completion, Gores Metropoulos will change its name to Luminar Technologies, Inc. and will be listed on the Nasdaq under the new ticker symbol “LAZR”.

For additional information and in connection with these updates, Luminar provided additional information with respect to the Merger Agreement and the proposed business combination in an updated investor presentation today, which can be accessed from the “Investor” section of the Luminar website at https://luminartech.com/investors.

About Luminar

Luminar is an autonomous vehicle sensor and software company with the vision to make self-driving safe and ubiquitous by delivering the only lidar and perception platform that meets the industry’s stringent performance, safety, and economic requirements. Luminar has rapidly gained 50 industry partners, including 7 of the top 10 global automotive OEMs, and has received minority investments from the world’s largest commercial vehicle manufacturer, Daimler Truck AG and Volvo Cars, a global leader in automotive safety, to bring autonomous trucks and cars to highways, respectively. Founded in 2012, Luminar is a 350-person team with offices in Palo Alto, Orlando, Colorado Springs, Detroit, and Munich.

In August 2020, Luminar announced that it has entered into a definitive agreement to merge with Gores Metropoulos, Inc. (“Gores Metropoulos”) (Nasdaq: GMHI, GMHIU and GMHIW), a special purpose acquisition company sponsored by an affiliate of The Gores Group, LLC.

For more information please visit www.luminartech.com.

About Gores Metropoulos, Inc.

Gores Metropoulos is a special purpose acquisition company sponsored by an affiliate of The Gores Group, LLC, a global investment firm founded in 1987 by Alec Gores, and by an affiliate of Dean Metropoulos of Metropoulos & Co. Gores Metropoulos was formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Mr. Gores and Mr. Metropoulos together have more than 65 years of combined experience as entrepreneurs, operators and investors across diverse sectors including industrials, technology, media and entertainment, business services, healthcare and consumer products and services. Over the course of their careers, Mr. Gores and Mr. Metropoulos and their respective teams have invested in more than 180 portfolio companies through varying macroeconomic environments with a consistent, operationally-oriented investment strategy. For more information, please visit www.gores.com

Contact Information

Media

Nicole Phelan

press@luminartech.com

Jennifer Kwon Chou

The Gores Group

jchou@gores.com

John Christiansen/Cassandra Bujarski

Sard Verbinnen & Co

Luminar-SVC@sardverb.com

Investors

Michael Beer

michaelbeer@luminartech.com

Additional Information about the Transactions and Where to Find It

Gores Metropoulos has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) and has mailed the definitive proxy statement/consent solicitation statement/prospectus contained therein and other relevant documents to its stockholders. The Registration Statement is now effective. The Registration Statement, including the proxy statement/consent solicitation statement/prospectus contained therein, contains important information about the proposed transactions contemplated by the Merger Agreement and the other matters to be voted upon at a meeting of Gores Metropoulos’ stockholders to be held to approve the proposed transactions contemplated by the Merger Agreement and other matters (the “Special Meeting”) and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Gores Metropoulos stockholders and other interested persons are advised to read the Registration Statement and the proxy statement/consent solicitation statement/prospectus, as well as any amendments or supplements thereto, because they contain important information about the proposed transactions. The definitive proxy statement/consent solicitation statement/prospectus has been mailed to Gores Metropoulos stockholders as of October 14, 2020, the record date established for voting by Gores Metropoulos stockholders on the proposed transactions contemplated by the Merger Agreement and the other matters to be voted upon at the Special Meeting. Gores Metropoulos stockholders will also be able to obtain copies of the definitive proxy statement/consent solicitation statement/prospectus, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Gores Metropoulos, Inc., 9800 Wilshire Boulevard, Beverly Hills, CA 90212, attention: Jennifer Kwon Chou (email: jchou@gores.com).

Participants in Solicitation

Gores Metropoulos, Luminar and their respective directors and officers may be deemed participants in the solicitation of proxies of Gores Metropoulos stockholders in connection with the proposed transactions. Gores Metropoulos stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Gores Metropoulos in Gores Metropoulos’ Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 13, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Gores Metropoulos stockholders in connection with the proposed transactions contemplated by the Merger Agreement and other matters to be voted upon at the Special Meeting is set forth in the definitive proxy statement/consent solicitation statement/prospectus for the proposed transactions. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transactions is included in the Registration Statement.

Forward Looking Statements

This communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning Gores Metropoulos’ or Luminar’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether this transaction will generate returns for stockholders. These forward-looking statements are based on Gores Metropoulos’ or Luminar’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Gores Metropoulos’ or Luminar’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and the proposed transactions contemplated thereby; (b) the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain approval of the stockholders of Gores Metropoulos or other conditions to closing in the Merger Agreement; (c) the ability to meet Nasdaq’s listing standards following the consummation of the transactions contemplated by the Merger Agreement; (d) the risk that the proposed transactions disrupt current plans and operations of Luminar or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (e) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (f) costs related to the proposed transactions; (g) changes in applicable laws or regulations; (h) the possibility that Luminar may be adversely affected by other economic, business and/or competitive factors; and (i) other risks and uncertainties indicated from time to time in the final prospectus of Gores Metropoulos, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by Gores Metropoulos. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Forward-looking statements included in this communication speak only as of the date of this communication. Except as required by law, neither Gores Metropoulos nor Luminar undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release. Additional risks and uncertainties are identified and discussed in Gores Metropoulos’ reports filed with the SEC and available at the SEC’s website at www.sec.gov.

Disclaimer

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.